Exhibit 12.3

Orange and Rockland Utilities, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(Thousands of Dollars)

	For the Three Months Ended	For the Twelve Months Ended December 31,
	March 31, 2003	2002	2001	2000	1999	1998

Earnings
Net Income	$16,206	$44,896	$40,182	$39,069	$14,726	$44,968
Federal Income & State Tax	11,389	24,574	25,937	24,654	40,101	24,877

Total Earnings Before Federal and State Income Tax	27,595	69,470	66,119	63,723	54,827	69,845

Fixed Charges*	6,222	30,118	26,373	27,141	35,454	36,973
Total Earnings Before Federal and State
Income Tax and Fixed Charges	$33,817	$99,588	$92,492	$90,864	$90,281	$106,818

* Fixed Charges

Interest on Long-Term Debt	5,049	20,257	20,861	21,873	26,326	23,867
Amortization of Debt Discount, Premium and Expense	233	961	994	1,060	1,208	1,138
Interest Component on lease Payment	578	1,598	1,305	1,257	2,583	2,505
Other Interest	362	7,302	3,213	2,951	5,337	9,463

Total Fixed Charges	$6,222	$30,118	$26,373	$27,141	$35,454	$36,973

Ratio of Earnings to Fixed Charges	5.4	3.3	3.5	3.4	2.5	2.9

ORANGE AND ROCKLAND UTILITIES, INC. AND SUBSIDIARIES

Ratio of Earnings to Fixed Charges

(Thousands of Dollars)

Twelve Months
Ended
March 2003
Earnings
Net Income	48,712
Federal Income & State Tax	26,971

Total Earnings Before Federal and State Income Tax	75,683

Fixed Charges*	29,838
Total Earnings Before Federal and State
Income Tax and Fixed Charges	$105,521

* Fixed Charges

Interest on Long-Term Debt	20,312
Amortization of Debt Discount, Premium and Expense	947
Interest Component on lease Payment	1,776
Other Interest	6,803

Total Fixed Charges	$29,838

Ratio of Earnings to Fixed Charges	3.5